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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934


                            MICRO GENERAL CORPORATION
                              ---------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    594838104
                                 (CUSIP Number)


                                M'Liss Jones Kane
                    Senior Vice President and General Counsel
                        Fidelity National Financial, Inc.
                       17911 Von Karman Avenue, Suite 300
                                Irvine, CA 92614
                                 (949) 622-4333

                                October 27, 1998

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(b) (3) or (4), check the following [ ].

Check the following box if a fee is being paid with the statement [ ].


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CUSIP NO.: 594838104

(1)      NAME OF REPORTING PERSON:

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Fidelity National Financial, Inc.
         86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: 00

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 3(d) or 3(e)     [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:         8,701,862

         (8)      SHARED VOTING POWER:       N/A

         (9)      SOLE DISPOSITIVE POWER:    8,701,862

         (10)     SHARED DISPOSITIVE POWER:  N/A

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 8,701,862

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:    [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):67.4%

(14)     TYPE OF REPORTING PERSON:    HC/CO



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Item 1
        (a) Title of Class of Securities:

            Common Stock          $.05 Par Value

        (b) Name of Issuer:

            Micro General Corporation

        (c) Address of Issuer's Principal Executive Offices:

            2510 Redhill Avenue
            Santa Ana, CA 92705

Item 2
        (a) Identity and Background of Reporting Person:

            Fidelity National Financial, Inc., a Delaware corporation
            ("Fidelity")

        (b) Business Address:

            17911 Von Karman Avenue, Suite 300
            Irvine, CA 92614

        (c) Principal Occupation and Business Address:

            Fidelity is a holding company, and its principal business is to manage and operate its subsidiaries. Fidelity's business address is 17911 Von Karman Avenue, Suite 300, Irvine, CA 92614.

        (d) Reporting Person nor any of its officers or directors has, during the last five years, been convicted in a criminal proceeding, excluding traffic violations.

        (e) Reporting Person nor any of its officers or directors has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein such a proceeding resulted in or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration:

         See Item 4.

Item 4 - Purpose of Transaction:

         Fidelity entered into a Convertible Note Purchase Agreement on October 27, 1998 whereby Fidelity agreed to make a series of loans (the "Note") to Micro General Corporation (the "Company"). As an inducement Fidelity was given the right to convert the Note into 3,133,333 shares of Micro General Corporation's Common Stock, $.05 par value, at $4.50 per share.

         Additionally, in an unrelated transaction on August 11, 1998, Fidelity agreed to transfer warrants to purchase 100,000 shares of common stock of Micro General Corporation and $500,000 of convertible debt (equal to 223,333 shares of Common Stock of the Company) to a Micro General Corporation consultant.


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Item 5 - Interest in Securities of Issuer:

        (a) Amount Beneficially Owned:

            As of October 27, 1998, following the execution of the Convertible Note Purchase Agreement and the transfer of debt to the Micro General Corporation consultant, Fidelity has beneficial ownership of 8,701,862 fully diluted shares of Common Stock of Micro General Corporation. Of these fully diluted shares Fidelity owns 5,331,216 shares of Common Stock of Micro General Corporation; (ii) warrants to purchase 12,500 shares of Common Stock of Micro General Corporation; (iii) debt of Micro General Corporation as of August, 1998 which is convertible into 224,813 shares of Common Stock of Micro General Corporation under certain conditions; and (iv) debt of Micro General Corporation as of October 27, 1998 which is convertible into 3,133,333 shares of Common Stock of Micro General Corporation under certain conditions.

            Percent of Class:

            Approximately 67.4% of the total fully diluted equity of Micro General Corporation based on a fully diluted outstanding share number of 12,925,723.

        (b) Number of Shares as to which such person has:

            (i)   Sole Power to vote or to direct the vote:

                  8,701,862

            (ii)  Shared Power to vote or to direct the vote:

                  NONE.

            (iii) Sole power to dispose or to direct the disposition:

                  8,701,862

            (iv)  Shared power to dispose or to direct the disposition of:

                  NONE.

        (c) None.

        (d) NOT APPLICABLE.

        (e) NOT APPLICABLE.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer:

         None.

Item 7 - Material filed as Exhibits in support of transaction prompting filing:

         None.


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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 20, 1998                           Fidelity National Financial, Inc.,
                                            a Delaware corporation


                                            By: /s/ M'LISS JONES KANE
                                                --------------------------------
                                                M'Liss Jones Kane
                                                Senior Vice President, General
                                                Counsel and Secretary


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